March 6, 2015

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Thompson
Robert Babula

Re:	Roundy’s, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed March 7, 2014
Form 10-Q for the Quarterly Period Ended September 27, 2014
Filed November 5, 2014

Ladies and Gentlemen:

Roundy’s, Inc. (the “Company”) respectfully submits the following response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 26, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2013 (the “2013 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2014 (the “Q3 2014 Form 10-Q”).

For your convenience, the Company’s response is set forth below the corresponding comment from the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7 – Management ’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.	Please refer to comment 1 and address the following additional comments:

•

Please explain to us what factors management considers when exiting a particular banner or geographic market. We assume the decision to exit a geographic market is based on the inability to gain appropriate leverage over competitors or targeted financial return on investments over a defined period of time. Please clarify if our assumption is correct.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that, prior to its sale of the Rainbow banner and exit from the Minneapolis/St. Paul market, it had not previously exited an entire banner or state. Historically, the Company has continuously assessed its footprint on a store by store basis, focusing on the dynamics affecting each particular store, rather than an entire banner or large geographic market.

Several circumstances existed or developed during late 2013 and early 2014 which provided the Company with a unique opportunity to re-assess its future plans in the Minneapolis/St. Paul market as a whole. While the Company’s existing stores operating under the Rainbow banner were comparably profitable to its existing stores in Wisconsin and Illinois, the Company believed that the Minneapolis/St. Paul market did not present attractive opportunities for future expansion. In February 2014, Midwest supermarket chain Hy-Vee announced its intention to enter the Minneapolis/St. Paul market, highlighting the increasing competition the Company would face opening any new stores in that market.

In contrast, the exit of Dominick’s from Chicagoland offered the Company an opportunity to open new stores in attractive locations that would otherwise have been difficult, if not impossible, to secure at a reasonable price. The Company had previously identified a potential buyer for a majority of its stores operating under the Rainbow banner that was willing to pay an attractive price. The sale of the Rainbow stores at a small profit would allow the Company to free up capital resources to pursue expansion opportunities in Illinois.

As discussed further below, neither the Rainbow banner nor the Company’s Wisconsin banners met internal expectations during 2013 and both were facing significant competitive challenges and a weak economic environment. By exiting the Minneapolis/St. Paul market, the Company could devote additional management attention and resources to its Wisconsin banners.

One other factor the Company considered was that a number of the Rainbow stores had leases that were set to expire in the near future: five stores had leases expiring in 2015; one store had a lease expiring in 2016; and an additional five stores had leases expiring in 2017. These expiring leases would further ease cash flow obligations resulting from an exit from the Minneapolis/St. Paul market by decreasing closed store reserve charges.

Weighing all these factors, the Company concluded that it would be better to focus its resources on a market where it could grow rather than continue in a market where it was becoming increasingly difficult to grow, provided that the Company could sell a majority of its Rainbow stores in a cost-effective manner.

The unique circumstances that the Company was presented with in 2013 and 2014 allowed for an efficient switch and would allow the Company to focus on its largest market in Wisconsin and the Illinois expansion. Finally, the decision to close any remaining Rainbow stores that could not be sold was driven by the incremental logistics costs of supporting a smaller footprint of stores, which made running the few remaining stores prohibitively expensive.

•	Based on the factors identified in response to the above bullet point, please explain to us the specific timeline of events which led to the Rainbow exit. In this regard, we note you decided to exit the Rainbow banner in the second quarter of fiscal 2014. However, we assume the events and circumstances which led to the exiting of this market occurred over a period of extended time. As part of your response, please identify the periods during which the Rainbow banner did not meet internal expectations and clarify, if different, when the Rainbow banner began losing strategic relevance.

Company Response:

In response to the Staff’s comment, the Company advises the Staff of the following timeline of events leading to the Rainbow exit:

•	In the summer of 2013, the Company was presented with an opportunity to purchase several Dominick’s stores in the Chicagoland market.

•	Also during the summer of 2013, the Company engaged a third party advisor to evaluate strategic alternatives for the Rainbow banner and the Company’s position in the Minneapolis/St. Paul market.

•	In October 2013, Safeway Inc. announced publicly that it would exit the Chicagoland market in early 2014 and seek to sell all of its Dominick’s locations.

•	In November 2013, the Company identified a potential buyer for the Rainbow banner at which time a non-binding letter of intent was executed. Negotiations continued for several months, which ultimately led to the sale of a majority of the Rainbow stores.

•	Simultaneously, the Company continued to negotiate the purchase of 11 Dominick’s stores, eventually executing a definitive agreement to acquire 11 stores on December 2, 2013. To finance the purchase, on December 20, 2013, the Company issued $200 million of 10.250% Senior Secured Second Lien Notes due 2020. In addition, on February 12, 2014, the Company sold approximately $20 million of common stock help finance the capital expenditures necessary to build out the acquired stores.

•	In February 2014, the Midwestern supermarket chain Hy-Vee announced their intention to enter into the Minneapolis/St. Paul market.

•	During the first quarter of 2014, the Company concluded that a sale of the Rainbow banner on the terms then being negotiated would allow the Company to dedicate additional capital to expanding Mariano’s in Chicagoland and allow the Company to focus on its largest market in Wisconsin and the Illinois expansion.

•	A definitive sale agreement for a majority of the Rainbow stores was executed on May 6, 2014.

Similar to the Company’s banners in Wisconsin, the Rainbow banner was impacted by increased competitive activity (i.e. Wal-Mart, Super Target and Cub Foods) and a weak economic environment, which resulted in lower same-store sales for the fiscal year ended December 28, 2013 compared to the prior year. Similar to the Company’s Wisconsin banners, the Rainbow banner did not meet internal expectations in 2012 and 2013. The Company’s decision to exit the Rainbow banner, however, was principally driven by the factors discussed above, rather than a determination that the Rainbow banner was less significant or displaying performance trends which were significantly better or worse than the Company’s other banners.

•	We note from your response that the Rainbow banner was not disproportionately impacted by any of the specific negative factors referenced in your press release announcing the sale of the Rainbow stores or your previous filings. Please confirm our assumption, if true, that this statement indicates all of your banners in Wisconsin and Minnesota did not meet internal expectations during 2013. If our assumption is inaccurate, please explain to us in more detail how you concluded the differing performance of the Rainbow banner did not need to be disclosed in your Form 10-K.

Company Response:

In response to the Staff’s comment, the Company confirms the Staff’s assumption that neither the Rainbow banner nor the Company’s Wisconsin banners met internal expectations during 2013. The Company’s banners in both Wisconsin and Minnesota were facing significant competitive challenges and a weak economic environment during 2013. Same-store sales at the Company’s Rainbow and Wisconsin banners declined by 4.9% and 3.3%, respectively, during fiscal 2013. Rainbow’s results were impacted by poor performance at four of its 27 locations, which had same-store declines in excess of 9%. Excluding these four locations, Rainbow’s same-store sales declined 4.0%.

•	Further, we note from your response that the decision to exit the Rainbow banner was due in part to your focus on stabilizing the Wisconsin market. Please confirm our assumption, if true, that all of your banners in the Wisconsin market have performed similarly during 2014. If our assumption is inaccurate, please explain to us in detail how you determined your most recent Form 10-Q did not need to highlight the differing performance of the various banners within your core business in Wisconsin.

Company Response:

In response to the Staff’s comment, the Company confirms the Staff’s assumption that its Wisconsin banners performed similarly during fiscal 2014. The Company’s Wisconsin banners experienced the following same-store sales decreases during fiscal 2014: Pick n Save (90 stores) decreased 3.7%, Copps (25 stores) decreased 6.6% and Metro Market (four stores) decreased 2.2%. And as mentioned below, gross profit as a percentage of sales was similar across the Company’s Wisconsin banners.

Due to the economic similarity of the Company’s Wisconsin banners, and the fact that several local Wisconsin markets are served by two of its banners, the Company’s disclosures of store performance focus on the Wisconsin business in its entirety. The Company has previously disclosed that same-store sales in the Wisconsin markets have decreased primarily due to competitive activity and a weak economic environment in those markets. The Company’s belief is that same-store sales are not driven by which of the Company’s banners are operated in any particular store’s market.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Financial Statements for the Period Ended September 27, 2014

Note 9. Goodwill, page 10

2.	Please refer to comment 2. We have read the last paragraph in your response and have the following additional comments:

•	Please confirm our assumption, if true, that each Wisconsin banner is a component of an operating segment that has been aggregated into a single reporting unit as contemplated by ASC 350-20-35-35. If our assumption is inaccurate, please explain this matter to us in detail.

Company Response:

In response to the Staff’s comment, the Company confirms the Staff’s assumption that the Pick ‘n Save and Copps banners are components of an operating segment which has been aggregated into a single reporting unit in accordance with ASC-350-20-35-35, as the Company has determined that these components have similar economic characteristics and are similar in the criteria indicated by ASC 350-20-35-35 and ASC 280-10-50-11. The Company respectfully advises the Staff that the Company’s Metro Market banner is not considered a component of an operating segment as discrete financial information for this banner is not available. The four stores which comprise the Company’s Metro Market banner are included within the Pick ‘n Save banner for internal financial reporting purposes.

•	If the above assumption is accurate, please elaborate on your analysis of each of the factors indicated by ASC 350-20-35-35 and ASC 280-10-50-11. Please also explain in more detail how you evaluated the historical, current, and forecasted gross margins of each individual banner when concluding these banners have “similar gross margins.”

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has concluded that the aggregation of the Pick ‘n Save and Copps banners into a single reporting unit is based upon the factors identified by ASC 350-20-35-35 and ASC 280-10-50-11.

The Company respectfully advises the Staff that it reviews gross profit margins for its banners periodically to determine if the banners continue to be economically similar based primarily on the 10% threshold as stated in ASC 350-20-35-35, and therefore eligible to be aggregated into a single reporting unit. The historical, current and forecasted gross profit margins for Pick ‘n Save and Copps were as follows:

•	For fiscal 2013, gross profit margins for Pick ‘n Save and Copps were 27.2% and 27.0%, respectively.

•	For fiscal 2014, gross profit margins for Pick ‘n Save and Copps were 26.7% and 26.9%, respectively.

•	For fiscal 2015 forecast, gross profit margins for Pick ‘n Save and Copps were 26.9% and 26.7%, respectively.

The Company has considered the provisions of ASC 280-10-50-11 which provides that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics and if the segments are similar in all of the five areas. Please see those criteria and the Company’s consideration of the application to its Wisconsin banners as follows:

•	The nature of the products and services—The Company operates retail grocery stores, all of which offer similar products including non-perishable, perishable and non-food products. There are differences in specific product offerings between store locations, but these differences are not significant when considering the entire product mix offered at each store. For example, certain stores may carry more organic products based on consumer buying patterns at a particular store location. The mix of products differs slightly based on the unique demographics of the markets each store serves, but the Company believes these differences are not significant when compared to the similarities of the product offerings at its grocery stores.

•	The nature of the production processes—The Company operates a central commissary that produces perishable and non-perishable own-brand food items (i.e. bakery, deli, prepared foods, ice cream) that are sold to customers at all of the Company’s grocery stores, all of which require a certain level of labor at the central commissary.

•	The type or class of customer for their products and services—The Company’s grocery stores all sell product to the same general type and class of grocery store customer. Each of the Company’s customers typically shops at whichever store is located closest to their residence, and purchases a variety of products across the non-perishable, perishable and non-food departments. The Company’s customers do frequent any specific store because it stocks a specific type of product. The prevalent demographics and buying habits of customers varies slightly among stores, but these differences are not unique to any one banner and depend mainly upon the demographics at each specific store location. For example, based upon the median income at any given store location, customers may be more price sensitive or may have higher incomes with a preference towards more perishable products. Each banner has stores which operate in locations with a variety of customer demographics. Overall, the Company does not believe these differences are significant when considering the complete mix of products purchased, as evidenced by the comparable resulting margins.

•	The methods used to distribute their products or provide their services—The majority of the Company’s products are purchased from third party consumer product companies, and distributed either directly to our stores or to our two distribution facilities, which each service all of the Company’s stores. The method by which the products are sold to customers is the same at each store.

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities—All of the Company’s stores operate in the same regulatory environment in the United States of America. There are only slight differences between different state and local governments which are not considered significant.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

13 Weeks Ended September 27, 2014 Compared with 13 Weeks Ended September 28, 2013, page 22

3.	Please refer to comment 3 and address the following comments:

•	Please summarize for us how your Wisconsin operations have performed relative to your Illinois operations over the most recent thirty-nine week interim period ended September 27, 2014. In this regard, we note as of September 27, 2014 you operated 149 stores in total and 27 Mariano’s stores. If significant differences in relative revenue or profitability are noted, then further explain how you concluded separate disclosure was not warranted in you most recent Form 10-Q. Please note an objective of MD&A is to provide historical trend information about your business. We may have further substantial comment.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that over the thirty-nine week period ended September 27, 2014, same-store sales for the Company’s Wisconsin and Illinois stores were (4.0%) and 5.7%, respectively, while the gross profit margins in Wisconsin and Illinois were 26.9% and 27.0%, respectively. The Company’s Illinois operations grew substantially during the thirty-nine week period ended September 27, 2014 due primarily to the increase in store count. As of December 28, 2013 and September 27, 2014, the Company operated 13 and 27 Mariano’s stores, respectively. The increase in Illinois same-store sales during the thirty-nine weeks ended September 27, 2014 was primarily due to the closure of the Dominick’s banner at the end of 2013, which was a one-time occurrence that resulted in a “halo” effect from the significant decline in competitive square footage in the Illinois market. The Company believes that this effect will subside in 2015 as it overlaps those comparable periods and new competitors re-open the previously closed former-Dominick’s locations.

Due to the low number of Mariano’s stores in the total Company same-store sales calculation for the thirty-nine week period ending September 27, 2014, the Company does not believe that separately disclosing the changes in same-store sales in Wisconsin and Illinois would have been meaningful to investors because the same-store sales results for the total Company were not significantly impacted by the same-store sales results for Mariano’s. Furthermore, the changes in Illinois were not a result of underlying and recurring market dynamics so much as the effect of the closure of the Dominick’s chain, which had an exaggerated impact on our same-store sales in Illinois due to the relatively low number of stores included in the same-store sales calculation in 2014.

The Company also believed that highlighting the increase in same-store sales in Illinois would be misleading to investors, since it was skewed by the closure of the Dominick’s banner, which had the #2 market share in the Chicagoland market. And due to the low number of stores included in the same-store sales calculation in 2014, this resulted in same-store sales increases which were not at a level that the Company could realistically achieve once the Illinois market reached critical mass.

Given the comparable profitability of stores across banners, the Company believed that highlighting the material and infrequent impacts, such as new store startup costs, being incurred by the Illinois operations on overall results was more meaningful to investors than disclosing separate results for each market.

Consistent with this philosophy, the Company made the following disclosures in its Q3 2014 Form 10-Q within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

•	On page 21, the Company disclosed the expansion of the Mariano’s banner, particularly as a result of the acquisition of 11 Dominick’s stores in the Chicago area. In addition, the Company disclosed in “Results of Continuing Operations”, on page 22, that the growth in the number of Mariano’s stores during the thirty-nine weeks ended September 27, 2014 resulted in a significant increase in our total net sales and that our same-store sales compared to the prior year period “were negatively impacted by competitive store openings and the weak economic environment in the Company’s core markets”.

•	In “Results of Operations” on page 23, the Company disclosed that gross profit as a percentage of net sales during the thirty-nine weeks ended September 27, 2014 was negatively impacted by increased shrink, “including the effect of the higher perishable mix of Illinois stores and the start-up impact of new or acquired Illinois stores”.

•	In “Results of Operations” on page 23, the Company explained the increase in operating and administrative expenses as a percentage of net sales during the thirty-nine weeks ended September 27, 2014: “The increase in the rate as a percentage of net sales was primarily due to increased start-up labor costs and higher occupancy and labor costs in new and acquired Illinois stores relative to the chain average. “The Company also experienced reduced fixed cost leverage in its core business resulting from lower sales.”

Furthermore, the Company will make the following disclosures in its Annual Report on Form 10-K for the fiscal year ended January 3, 2015 (“2014 Form 10-K”) within the MD&A “Our operating results in any particular period are impacted by the timing of new store openings and store closings. For example, we typically incur higher than normal employee costs at the time of a new store opening associated with set-up and other opening costs. During the first several months following a new store opening, operating margins are also affected by promotional discounts and other marketing costs and strategies associated with new store openings, as well as higher shrink and costs related to hiring and training new employees. A new store in one of our Wisconsin markets can take a year or more to achieve a level of operating profitability comparable to our company-wide average for existing stores, with a longer time horizon anticipated with respect to our new Chicago stores.”

•	We have read your November 2014 “Roundy’s Investor Presentation” and note the strong growth in the Chicago Market with the Mariano’s format. Further, you highlight several differences between your Wisconsin and Illinois markets. For example, on slide five you point out the Chicago market has “2x the productivity of your Wisconsin stores.” The information presented on slide six indicates that your Mariano’s banner is a “highly differentiated food shopping experience.” You further indicate on slide seven the Mariano’s banner has 1) two times the average Wisconsin retail sales volume, 2) lower EBITDA margin and higher gross profit dollars, and 3) strong store-level ROIC. We also note on slide sixteen that Mariano’s represents a significant growth opportunity for the Company. It also appears from the disclosures in your filings and your response to our comments that your Wisconsin and Illinois markets were behaving differently during 2013 and 2014, leading you to “[shift] focus to stabilizing [your] Wisconsin market” in contrast to “growing [your] Mariano’s banner.” We further note a general trend of highly differentiated grocery stores having higher profit margins than value-oriented grocery stores. Based on this information, we continue to believe that your Wisconsin and Illinois markets likely have different current or future trends in per-store revenue and per-store profitability, and that the mix of stores between these two markets will therefore impact your consolidated results. Please explain to us in significantly more detail why the apparent differences between these types of stores were not addressed in your most recent Form 10-Q, either as part of your analysis of results of operations or as part of your discussion of trends and uncertainties, and also tell us how these matters will be addressed in your upcoming Form 10-K.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the gross profit margins of both the Company’s Wisconsin and Illinois stores are similar. The Company’s gross profit margins in Wisconsin and Illinois for the thirty-nine weeks ended September 27, 2014 were 26.9% and 27.0%, respectively.

The Company’s Illinois stores do tend to realize higher per-store revenue than its Wisconsin stores, but this is a result of differences in population density. The higher per-store revenue, however, is balanced by higher per-store operating expenses, such as labor and occupancy costs. As a result, as discussed above, the Company’s Wisconsin and Illinois stores tend to be comparably profitable when the store reaches maturity. The high ROIC of the Company’s Illinois stores is not unique to Illinois as the Company will not open a new store if it cannot meet its high ROIC requirements. Rather, as discussed above, the Company believes that Illinois offers more opportunities for opening new stores that will meet the Company’s ROIC requirements than the Wisconsin or Minnesota markets.

Because of the similarity in gross profit margin experienced by the Company’s Wisconsin and Illinois stores, the Company has not historically discussed results for each market separately. The Company has felt that, absent differences in profitability, differences in per-store revenue would not be meaningful to an investor. The Company believes that its previous discussion of the impact of additional Mariano’s stores on the changes in the Company’s net sales was adequate to inform investors of the impact that the Mariano’s stores were having on its results of operations. Going forward however, beginning with its 2014 Form 10-K, the Company will disclose net sales, same-store sales, and averages weekly sales separately for its Wisconsin and Illinois markets, as well as discussion of the comparison of gross profit as a percentages of net sales in its Wisconsin and Illinois markets.

Critical Accounting Policies and Estimates, page 29

4.	Please refer to comment 5. Please tell us, and consider clarifying within your upcoming Form 10-K, the amount of the fiscal 2014 impairment that related to each of your reporting units and the amount of remaining goodwill that relates to each of your reporting units. For example, if the 2014 goodwill impairment related entirely to your core Wisconsin business and the remaining goodwill balance relates almost entirely to your core Wisconsin business, we believe this would be useful information to provide to your investors to assist them in assessing the likelihood of a future material impairment charge.

Company Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it considered the requirements of ASC 350-20-50-1 and believed its disclosures pertaining to its fiscal 2014 impairment charge to be fully compliant. Of the $280.0 million goodwill impairment charge recorded in fiscal 2014, $189.6 million was related to Wisconsin and $90.4 million was related to Illinois. As part of the fiscal 2014 goodwill impairment charge the Company allocated goodwill to its two financial reporting units as required by ASC 350. The amount of goodwill allocated to each reporting unit was based on each financial reporting unit’s share of the total concluded fair value of equity. As of January 3, 2015, the total remaining goodwill is $297.5 million and of this amount, $173.0 million is related to Wisconsin and $124.5 million is related to Illinois, which the Company will disclose in its 2014 Form 10-K.

5.	In future filings, if material goodwill exists at a reporting unit which has a fair value that is not substantially in excess of its carrying value as of the date of the last impairment test, please disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response:

The Company acknowledges the Staff’s comment and in response will include the requested information in future filings.

If you have any further questions or require additional information, please do not hesitate to contact me at (414) 231-6403 or Robert E. Goedert, Kirkland & Ellis LLP, at (312) 862-7317.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ MICHAEL P. TURZENSKI
Michael P. Turzenski
Chief Financial Officer

cc: Robert E. Goedert